Filed pursuant to Rule 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 7
DATED SEPTEMBER 25, 2015
TO THE PROSPECTUS DATED APRIL 28, 2015
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 28, 2015, as previously supplemented by Supplement No. 1 dated May 6, 2015, Supplement No. 2 dated June 4, 2015, Supplement No. 3 dated July 7, 2015, Supplement No. 4 dated August 5, 2015, Supplement No. 5 dated August 26, 2015 and Supplement No. 6 dated September 3, 2015. Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Our Portfolio of Real Estate Assets

Investments in Real Properties

On the date indicated below, we, through a wholly owned subsidiary, acquired a fee simple interest in the following retail property from TMD Iowa, LLC, an unaffiliated third party (dollar amounts stated in millions, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Weighted Average Annualized Base Rent per Square Foot (2)	Weighted Average Remain- ing Lease Term in Years (3)	Financial Occu- pancy (4)	Phy- sical Occu- pancy (5)	Tenants (6)	Competing Shopping Centers (7)

2727 Iowa Street –Lawrence, KS	9/17/2015	84,981	$20.75	6.49%	$1.4	$21.70	10 years	100%	100%	Dick’s Sporting Goods, Petsmart, Ulta, Boot Barn	4, 4

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of the date of acquisition.
(3)	This represents the weighted average remaining lease term as of the date of acquisition.
(4)	As used herein, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes existing unoccupied space subject to earnout agreements. Financial Occupancy is as of the date of acquisition.
(5)	Physical Occupancy is as of the date of acquisition.
(6)	Only tenants occupying greater than 10% of the leasable area of the property are listed.
(7)	Number of competing shopping centers located within approximately three and five miles of the property, respectively.

We believe that the property listed above is suitable for its intended purpose and is adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future to this property.

Probable Investments in Real Properties

Subject to the satisfaction of customary closing conditions, we intend to purchase the following properties on the dates set forth below (dollar amounts stated in millions, except for per square foot amounts):

Property Name	Anticipated Date of Closing	Total Square Feet	Approx. Purchase Price to be Paid at Closing	Approx. Annual- ized Base Rent (1)	Weighted Average Annualized Base Rent per Square Foot (1)	Weighted Average Remain- ing Lease Term in Years (2)	Financial Occu- pancy (3)	Phy- sical Occu- pancy (4)	Tenants (5)	Competing Shopping Centers (6)
Retail Properties

Settlers Ridge – Pittsburgh, PA	10/2/2015	472,572	$139.7	$8.7	$18.80	10 years	98.5%	98.5%	Giant Eagle, Cinemark	1, 1

Milford Marketplace – Milford, CT	10/2/2015	112,257	$34.0	$3.4	$30.27	6 years	100.0%	100.0%	Whole Foods	3, 5

Marketplace at El Paseo – Fresno, CA	10/1/2015	224,628	$70.0	$3.9	$19.17	11 years	90.7%	96.0%	Burlington, Marshall’s, Ross	6, 17

Blossom Valley Plaza – Turlock, CA	10/9/2015	111,558	$22.6	$1.5	$14.05	3 years	98.1%	98.1%	Raley’s	11, 11

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of September 24, 2015.
(2)	This represents the weighted average remaining lease term as of September 24, 2015.
(3)	Financial Occupancy is as of September 24, 2015.
(4)	Physical Occupancy is as of September 24, 2015.
(5)	Only tenants occupying greater than 10% of the leasable area of the property are listed.
(6)	Number of competing shopping centers located within approximately three and five miles of the property, respectively.

We believe that each property listed above is suitable for its intended purpose and would be adequately covered by insurance. If we acquire these properties, we do not intend to make significant renovations or improvements in the foreseeable future to any of these properties.

Our Debt Obligations

On the date indicated below, we, through our wholly owned subsidiary, obtained the following loan that is secured by a first priority mortgage on the noted property (dollar amounts stated in millions):

Property Name	Date of Financing	Approximate Outstanding Principal Balance (1)	Approximate Amount Due and Payable at Maturity (2)	Interest per Annum (%)	Maturity Date

Shoppes at Market Pointe (3) – Papillion, NE	9/17/2015	$13.7	$13.7	LIBOR + 1.40%(4)	9/17/2022

(1)	Our debt obligations are as of the date of financing.
(2)	Amount assumes that no unscheduled principal payments are made in advance of the maturity date.
(3)	We entered into an interest rate swap which fixed the interest rate at 3.295%.
(4)	LIBOR means the London Interbank Offered Rate and represents the rate of interest at which banks offer to lend money to each other. The rate is used as an index to set the cost of a variable rate loan. In this case, the rate on the applicable loan is based on the one month LIBOR, which as of September 24, 2015 was 0.20%, plus the applicable margin.

Description of Real Estate Assets

The following disclosure is hereby added as a new section after the section captioned “Description of Real Estate Assets – Significant Tenants and Lease Expirations,” which begins on page 169 of the prospectus, to add information regarding significant real estate investments in which it is probable that we will invest.

Probable Investments in Real Estate Assets

We intend to acquire fee simple interests in the following group of properties from CBL/Settlers Ridge GP, LLC, CBL/Settlers Ridge LP, LLC, Settlers Ridge Management GP, LLC, Settlers Ridge Management LP, LLC and O’Connor/Realvest Milford, LLC, unaffiliated third parties:

Settlers Ridge. We intend to acquire a fee simple interest in a 472,572 square foot retail center known as Settlers Ridge, located in Pittsburgh, Pennsylvania. Inland Real Estate Acquisitions, Inc., or “IREA,” entered into a purchase agreement to acquire a fee simple interest in the property for approximately $139.7 million in cash, plus closing costs. If we acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. If we acquire the property, we expect to fund approximately 100% of the purchase price with proceeds from our offering, and we will pay our business manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $2.1 million.

Among the items we are considering in determining whether to acquire Settlers Ridge include, but are not limited to, the following:

•	Strong tenants, including Giant Eagle, Cinemark and Barnes & Noble;
•	Daytime population is highest outside downtown with 12 million square feet of office space; and
•	Center draws from over 30 miles.

The property was constructed from 2008 through 2011. As of September 24, 2015, Settlers Ridge was 98.5% occupied and leased to 43 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 10 years. There are two tenants occupying greater than 10% of the total gross leasable area of the property. Giant Eagle, an operator of supermarkets in Pennsylvania, Ohio, West Virginia and Maryland, leases 129,340 square feet, or approximately 27.4% of the total gross leasable area of the property, and pays annual base rent of approximately $1,805,000, or approximately 20.6% of total annual base rent of the property based on leases in place as of September 24, 2015. The Giant Eagle lease expires on December 31, 2034, subject to 14 renewal options of five years each with escalating rents. Cinemark, a movie theatre chain, leases 53,236 square feet, or approximately 11.3% of the total gross leasable area of the property, and pays annual base rent of approximately $1,291,000, or approximately 14.8% of total annual base rent of the property based on leases in place as of September 24, 2015. The Cinemark lease expires on October 31, 2024, subject to two renewal options of five years each and one renewal option of four years with escalating rents. The other tenants leasing at least 10,000 square feet are LA Fitness, Barnes & Noble, REI, Ross, Michael’s, Pet Supplies Plus, ULTA, Shoe Carnival and Cadillac Ranch.

The following table lists, on an aggregate basis, all of the scheduled lease expirations occurring during the years ending December 31, 2015 through 2024 and the approximate rentable square feet represented by the applicable lease expirations at the property as of September 24, 2015.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2015	1	1,600	44,800	0.5%
2016	1	1,418	38,995	0.4%
2017	2	6,418	188,310	2.1%
2018	-	-	-	-%
2019	4	10,561	321,954	3.7%
2020	16	96,429	1,970,977	23.2%
2021	8	66,386	1,281,257	19.5%
2022	3	33,153	462,732	8.8%
2023	1	1,471	48,469	1.0%
2024	4	74,785	1,923,336	40.3%

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2014	98.5%	$18.62
2013	99.6%	$18.28
2012	99.3%	$18.18
2011	97.3%	$18.17
2010	96.4%	$18.44

We believe that the property is suitable for its intended purpose and would be adequately covered by insurance. If we acquire the property, we do not intend to make significant renovations or improvements in the foreseeable future. As of September 24, 2015, there was one competitive shopping center located within approximately three and five miles of the property. As of September 24, 2015, within a five mile radius of the property the population was over 96,700 and the average household income within the same radius was over $76,000.

Real estate taxes assessed for the fiscal year ended December 31, 2014, were approximately $1,435,800. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 2.42%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 5 to 20 years, respectively.

Milford Marketplace. We intend to acquire a fee simple interest in a 112,257 square foot retail center known as Milford Marketplace, located in Milford, Connecticut. IREA entered into a purchase agreement to acquire a fee simple interest in the property for approximately $34.0 million in cash, plus closing costs. If we acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. If we acquire the property, we expect to fund approximately 100% of the purchase price with proceeds from our offering, and we will pay our business manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $510,000.

Among the items we are considering in determining whether to acquire Milford Marketplace include, but are not limited to, the following:

•	Large pool of potential customers from the campus of Yale University; and
•	Center is adjacent to Costco store.

The property was constructed in 2007. As of September 24, 2015, Milford Marketplace was 100% occupied and leased to 21 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately six years. There is one tenant occupying greater than 10% of the total gross leasable area of the property. Whole Foods, a national supermarket chain specializing in organic food, leases 30,162 square feet, or approximately 26.9% of the total gross leasable area of the property, and pays annual base rent of approximately $695,200 or approximately 20.5% of total annual base rent of the property based on leases in place as of September 24, 2015. The Whole Foods lease expires on November 30, 2024, subject to eight renewal options of five years each with escalating rents.

The following table lists, on an aggregate basis, all of the scheduled lease expirations occurring during the years ending December 31, 2015 through 2024 and the approximate rentable square feet represented by the applicable lease expirations at the property as of September 24, 2015.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2015	-	-	-	-%
2016	1	2,750	75,906	2.0%
2017	2	12,000	372,000	10.0%
2018	8	31,650	1,042,950	31.0%
2019	3	11,850	404,250	16.3%
2020	2	4,295	163,932	7.9%
2021	1	5,210	135,095	7.8%
2022	-	-	-	- %
2023	2	7,940	286,265	17.5%
2024	1	30,162	740,511	69.2%

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2014	100%	$30.23
2013	100%	$29.00
2012	100%	$28.27
2011	97.6%	$28.23
2010	90.5%	$28.47

We believe that the property is suitable for its intended purpose and would be adequately covered by insurance. If we acquire the property, we do not intend to make significant renovations or improvements in the foreseeable future. As of September 24, 2015, there were three and five competitive shopping centers located within approximately three and five miles of the property, respectively. As of September 24, 2015, within a five mile radius of the property the population was over 128,600 and the average household income within the same radius was over $91,000.

Real estate taxes assessed for the fiscal year ended December 31, 2014, were approximately $642,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 2.72%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 5 to 20 years, respectively.